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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Announces Participation in Two Upcoming Security Trade Shows dated September 23, 2004.

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                                                                          ITEM 1


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Press Release                                Source: Magal Security Systems Ltd.

Magal Announces Participation in Two Upcoming Security Trade Shows

Thursday September 23, 8:00 am ET

YAHUD, Israel, September 23/PRNewswire-FirstCall/-- Magal Security Systems, Ltd. (NASDAQ: MAGS; TASE: MAGS), today announced that it will be participating in two upcoming security trade shows: the ASIS show in Dallas, Texas from September 27-30, and the ESSEN show in Germany from October 5-8.

At the ASIS trade show, Magal and its subsidiaries will be operating three booths. The first booth will be operated by Perimeter Products Inc (booth 1409), the second by Senstar Stellar Inc (booth 2509), and the third booth will be dedicated to the new innovative product - DreamBox (booth 746).

Magal's recently released DreamBox, is a state-of-the-art embedded hardware and software product, which integrates a number of video surveillance related applications into one box. DreamBox is designed to be price competitive, compact to save space, and easy to install by avoiding a complicated system cabling installation and software integration. The product is marketed both towards corporate and to governments for homeland security. The company recently announced initial sales of the product.

At the ESSEN trade show, which is one of the largest security shows in Europe, Magal and its subsidiaries will be presenting the product range at Senstar GmbH's stand (Hall 2 stand number 2-411).

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Revenues for fiscal year 2003 were $59.4 million, with net income of US$2.4 million.

Magal shares have traded in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:

    Company                              Investor Relations
    Magal Security Systems, Ltd          Gelbart Kahana Investor Relations
    Raya Asher, CFO                      Ehud Helft/Kenny Green
    Tel: +972-3-5391444                  Tel: +1-866- 704 6710
    Fax: +972-3-5366245                  E-mail: Ehud.Helft@galir.com
    E-mail: magalssl@trendline.co.il     Kenny.Green@galir.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  September 23, 2004